FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES
(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):
C21 Investments Inc. (the “Issuer”).	CXXI

Date: January 3, 2019

Is this an updating or amending Notice:        [X] Yes        [   ] No

If yes provide date(s) of prior Notices: November 9, 2018.

Issued and Outstanding Securities of Issuer Prior to Issuance: 45,064,446 Common Shares.

Pricing

Date of news release announcing proposed issuance: November 8, 2018 and December 14, 2018 or

Date of confidential request for price protection: N/A.

Closing Market Price on Day Preceding the news release: $0.84 (December 13, 2018) or

Day preceding request for price protection: N/A.

Closing

Number of securities to be issued: 5,063 Units and Agent’s Compensation Warrants exercisable for 286 Units. Each Unit consists of (i) one $1,000 principal amount 10% unsecured convertible debenture (the “Debenture”) and; (ii) one-half of one non-transferable debenture warrant (each whole warrant, a “Warrant”).

Issued and outstanding securities following issuance: 5,063 Debentures, 2 531 Warrant Debentures, Agent’s Compensation Warrants exercisable for 286 Debentures and 143 Warrant Debentures and 45,064,446 Common Shares.

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5.

An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.

Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Part 1.             Private Placement

Table 1A – Summary
Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction
British Columbia	26		$1,859,000.00
		$1,000 per Unit
Alberta	11		$680,000.00
		$1,000 per Unit
Saskatchewan	6		$270,000.00
		$1,000 per Unit
Ontario	21		$1,747,000.00
		$1,000 per Unit
Quebec	6		$237,000.00
		$1,000 per Unit
Australia	1		$200,000.00
		$1,000 per Unit
Hong Kong	1		$50,000.00
		$1,000 per Unit
Jersey Channel Islands	1		$20,000.00
		$1,000 per Unit

Total number of purchasers:	73
			$5,063,000.00
Total dollar value of distribution in all jurisdictions:

Table 1B – Related Persons

Full Name &Municipali ty of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)
Michael Kidd Richmond, BC, Canada	10 Units	$1,000	Debenture exercise price - $0.80/share Warrant Debenture exercise price - $0.90/share	Section 2.24 of NI 45- 106	20,000 Common Shares (directly held), 125,000 Options and 230,000 Warrants	Dec 31, 2018	Insider

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Full Name &Municipali ty of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)
Bruce Macdonald West Vancouver, BC, Canada	200 Units	$1,000	Debenture exercise price - $0.80/share Warrant Debenture exercise price - $0.90/share	Section 2.24 of NI 45- 106	600,000 Common Shares (directly held), 210,000 Options and 300,000 Warrants	Dec 31, 2018	Insider

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised: The Issuer closed the first tranche of its Offering for total gross proceeds of $5,063,000. The maximum total Offering is $10,000,000.

2.

Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. Net proceeds from the Offering are intended to be used primarily to complete previously announced acquisitions in the United States of America, and to updated and expand the acquired businesses. .

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: N/A
.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

(a)

Class Units, each Unit comprised of one Debenture and one-half of one Warrant. Each whole Warrant will entitle the holder thereof to purchase one additional $1,000 principal amount 10% unsecured convertible debenture at an exercise price of $1,000 per Warrant Debenture.

(b)	Number 5,063. The maximum total Offering is 10,000 Units.

(c)	Price per security $1,000 per Unit.

(d)	Voting rights One vote per common share issued upon conversion of the Debentures and Warrant Debentures.

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number 2,531 Warrants

(b)	Number of securities eligible to be purchased on exercise of warrants (or options) 2,531 Warrants, each Warrant exercisable to purchase one Debenture at $1,000 until December 31, 2020.

(c)        Exercise price $1,000 per Warrant Debenture, and $0.90 for the Debentures underlying the Warrants.

(d)        Expiry date December 31, 2020.

7.	Provide the following information if debt securities are to be issued:

(a)        Aggregate principal amount A minimum of $5,000,000 and up to a maximum of $10,000,000.

(b)        Maturity date 5,036 Debentures and 2,531 Warrant Debentures will mature on December 31, 2020.

(c)	Interest rate 10% per annum from December 31, 2018, payable every six months.

(d)

Conversion terms The Debentures are convertible at the holder`s option to common shares of the Issuer at a price of $0.80 per common share. Each Warrant will entitle the holder thereof to purchase one additional Debenture (the “Warrant Debenture”) at $1,000 per Warrant Debenture at any time until December 31, 2020. Each Warrant Debenture will have the same terms and conditions as the Debentures but the conversion price of each Warrant Debenture will be $0.90 per common share. No fractional common shares will be issued on conversion. In lieu thereof, the Issuer will pay cash in an amount equal to any such fraction multiplied by the conversion price. .

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

(e)	Default provisions Usual and customary for transactions of this type.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)

Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):

Industrial Alliance Securities Inc.
26 Wellington Street East, #600
Toronto, ON M5E 1S2

Canaccord Genuity Corp.
609 Granville Street
Suite 2200 P.O. Box 10337, Pacific Centre
Vancouver BC V7Y1H2

Sprott Capital Partners
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600, P O Box 89
Toronto ON M5J 2J2

(collectively, the “Agents”)

(b)	Cash $267,680 representing the Agents’ 6% retail commission and $17,550 representing the Agents’ 3% commission of the President’s List Offering.

(c)

Securities 286 compensation warrants (the “Agent’s Compensation Warrants”), representing (i) 6% of the aggregate number of Units sold pursuant to the Offering, other than Units sold to members of the President’s List, and (ii) 3% of the aggregate number of Units sold to members of the President’s List. Each Agent’s Compensation Warrant entitles the holder thereof to purchase one Unit at the issue price of the Offering at any time prior to the date that is 24 months from the Closing Date.

(d)	Other N/A .

(e)	Expiry date of any options, warrants etc. December 31, 2020

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

(f)	Exercise price of any options, warrants etc. See above.______________________________ .

9.

State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship N/A

.

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

N/A .

11.	State whether the private placement will result in a change of control.

No .

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.

No.
.

13.

Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Part 2. Acquisition

1.

Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

.

2.

Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer.The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: ___________________________________.

(b)	Cash: _____________________________________________________________________.

(c)	Securities (including options, warrants etc.) and dollar value: ___________________________.
__________________________________________________________________________

(d)	Other: ____________________________________________________________________.

(e)	Expiry date of options, warrants, etc. if any: ________________________________________.

(f)	Exercise price of options, warrants, etc. if any: ______________________________________.

(g)	Work commitments: _________________________________________________________.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer:_
.

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)

(1) Indicate if Related Person

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired:
.

8.

Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a)

Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, andif a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):

_______________________________________________________________________________.

(b)	Cash ___________________________________________________________________________.

(c)	Securities _______________________________________________________________________.

(d)	Other __________________________________________________________________________.

(e)	Expiry date of any options, warrants etc.________________________________________________

(f)	Exercise price of any options, warrants etc. ______________________________________________.

9.

State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship.

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

.

Certificate Of Compliance

The undersigned hereby certifies that:

1.

The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated January 3, 2019.

Michael Kidd
Name of Director or Senior Officer

“Michael Kidd”
Signature

Chief Financial Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, “CSE or the “Exchange”) collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

  To determine whether an individual is suitable to be associated with a Listed Issuer;

  To determine whether an issuer is suitable for listing;

  To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

  To conduct enforcement proceedings;

  To ensure compliance with Exchange Requirements and applicable securities legislation; and

  To fulfil the Exchange’s obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018